Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune to Hold Conference Call to Discuss Second Quarter Results

for the Interim Period Ended September 30, 2017

Laval, Québec, CANADA – October 24, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT), announces that it will be holding a conference call on November 14, 2017 at 5:00 PM (EST) to discuss its second quarter results for the interim period ended September 30, 2017.

The second quarter results press release will be issued on the same day at 4:00 PM (EST).

Conference Call Details:

Date:	Tuesday, November 14, 2017

Time:	5:00 PM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada and the U.S.)
1 (647) 788-4922 (outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at:
http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until December 14, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 90228278. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

For more information, please contact:

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA 1.212.838.3777 emcgregor@lhai.com